May 6, 2019

Justin M. Miller, Esq.
Executive Vice President, General Counsel
Avantor, Inc.
Radnor Corporate Center
Building One, Suite 200
100 Matsonford Road
Radnor, PA 19087

       Re: Avantor, Inc.
           Amendments 4, 5 and 6 to Registration Statement on Form S-1 Filed April 25, 2019, April 30, 2019 and May 3, 2019
           File No. 333-229578

Dear Mr. Miller:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 23, 2019 letter.

Amendment No. 6 to Registration Statement on Form S-1 filed May 3, 2019

Fee Table, page i

1. We note your revisions in response to prior comment 1. Please revise footnote (4) to track the language of Securities Act Rule 416. Rule 416 covers only securities issuable pursuant to transactions like those specified in Rule 416, such as stock splits, stock dividends, or similar transactions, and would not, for example, cover stock issuable as a result of a market-based conversion formula. If you are required to issue more shares than the estimate due to the operation of the conversion ratio disclosed in the registration statement, you would have to file an additional registration statement or rely on an
 Justin M. Miller, Esq.
Avantor, Inc.
May 6, 2019
Page 2
       available exemption from registration. These additional shares would not be covered by
       Rule 416(a). For guidance, see Securities Act Rules Compliance and Disclosure
       Interpretation 213.01.
Item 16. Exhibits
Legality Opinion, page II-1

2. We note that the opinion assumes all necessary corporate actions, including board authorization and approval and filing of corporate documents. These appear to be inappropriate assumptions in that they assume that you have taken all corporate actions necessary to authorize the issuance of the securities being registered. Please file an opinion that does not contain such assumptions. For guidance, please refer to Part II.B.3.a of Staff Legal Bulletin No. 19.
        You may contact Kristin Lochhead, Staff Accountant, at 202-551-3664 or Brian Cascio,
Accounting Branch Chief, at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller, Staff Attorney, at 202-
551-3635 or Amanda Ravitz, Assistant Director, at 202-551-3412 with any other questions.



                                                            Sincerely,
FirstName LastNameJustin M. Miller, Esq.
                                                            Division of
Corporation Finance
Comapany NameAvantor, Inc.
                                                            Office of
Electronics and Machinery
May 6, 2019 Page 2
cc:       Joseph H. Kaufman, Esq.
FirstName LastName